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                              FOX LAW OFFICES, P.A.
                           C/O 2 VILLAGE HILL LANE, #3
                                NATICK, MA 01760
                            TELEPHONE (508) 647-4907
                            FACSIMILE: (508) 647-4907

August 8, 2007

VIA FAX (202) 772-9202
Securities and Exchange Commission, Mail Stop 3561
100 F Street N.E.
Washington, DC 20549
Attn: Dave Walz

         In re: Global Resource Corporation
                Commission File # 000-50944

Gentlemen:

This letter is advise you that the amendments have been filed to the Forms 8-K Filed September 27, 2006, Form 10-KSB for the year ended December 31, 2006 and 10-QSB for the three months ended March 31, 2007, as covered in, and consistent with, your comment letter of June 25, 2007.

Further to my letter of July 2, 2007, the accountants concluded that despite the form of the transaction, given the change in control as the swing factor, the transaction should be treated as stated in your comment letter. Accordingly the 10-KSB no longer is marked as a "transition report".

With respect to Comment #4, the auditors concluded that the Mobilestream information was not applicable as the footnote was revised.

Yours truly,
FOX LAW OFFICES, P.A.


By: Richard C. Fox
    Jeffrey J. Andrews (856) 767-5664